FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2016

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	News Release dated April 5, 2016

ICICI Bank Limited CIN: L65190GJ1994PLC021012 ICICI Bank Towers Bandra-Kurla Complex Mumbai-400 051

News Release	April 5, 2016

Board Meeting for the approval of Annual Accounts and Dividend

The Board of Directors of ICICI Bank Limited will, inter alia, consider the approval of the audited annual accounts and recommendation of dividend on preference and equity shares for the financial year ended March 31, 2016 at its forthcoming Meeting to be held on Friday, April 29, 2016 in Mumbai.

Except for the historical information contained herein, statements in this Release which contain words or phrases such as ‘will’, ‘would’, etc., and similar expressions or variations of such expressions may constitute "forward-looking statements". These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to obtain statutory and regulatory approvals and to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand in banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For further press queries please contact Mr. Sujit Ganguli at
022-26538525 mail: ganguli.sujit@icicibank.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: April 5, 2016	By:	/s/ Ranganath Athreya
Name: Mr. Ranganath Athreya
Title: General Manager - Joint Company Secretary & Head Compliance - Private Banking, Capital Markets & Non Banking Subsidiaries